UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-36408

PACWEST BANCORP
(Exact name of registrant as specified in its charter)

c/o Banc of California, Inc.
11611 San Vicente Boulevard, Suite 500
Los Angeles, California 90049
(855) 361-2262
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
Depositary Shares, each representing a 1/40th interest in a share of 7.75% fixed rate reset non-cumulative perpetual preferred stock, Series A
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:
Common Stock, par value $0.01 per share: 0
Depositary Shares, each representing a 1/40th interest in a share of 7.75% fixed rate reset non-cumulative perpetual preferred stock, Series A: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Banc of California, Inc., as successor by merger to PacWest Bancorp, has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 11, 2023	BANC OF CALIFORNIA, INC., as successor by merger to PACWEST BANCORP

	By:	/s/ Ido Dotan
		Name:	Ido Dotan
		Title:	Executive Vice President, General Counsel, Chief Administrative Officer and Corporate Secretary